FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Proxy Statement: Notice of 2007 annual general meeting of shareholders to be held on Tuesday, July 10, 2007,

    dated June 6, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: June 6, 2007

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Proxy Statement: Notice of 2007 annual general meeting of shareholders to be held on Tuesday, July 10, 2007, dated June 6, 2007.

RADWARE LTD.

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, JULY 10, 2007

Notice is hereby given that the 2007 Annual General Meeting of Shareholders (the “Annual General Meeting”) of RADWARE LTD. (the “Company”) will be held on Tuesday, July 10, 2007, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, for the following purposes:

1.

To re-elect Mr. Roy Zisapel and to elect Mr. Herbert Anderson as Class II directors of the Company until the annual general meeting of shareholders to be held in 2010;

2.

To re-appoint the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services;

3.

To approve compensation and grant of stock options to the Executive Chairman of the Board of Directors;

4.

To approve the grant of stock options to the Chief Executive Officer of the Company; and

5.

To ratify and approve terms of procurement of directors and officers’ liability insurance policy.

In addition to adopting the above resolutions, the Company proposes that at the Annual General Meeting the Company will:

6.

Present and discuss the financial statements of the Company for the year ended December 31, 2006 and the Auditors’ Report for this period; and

7.

Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

Shareholders of record at the close of business on June 11, 2007, are entitled to notice of, and to vote at, the meeting.  All shareholders are cordially invited to attend the Annual General Meeting in person.

Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Annual General Meeting, to revoke the proxy and to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company’s register of shareholders in respect of the shares.

By Order of the Board of Directors

CHRISTOPHER MCCLEARY

Executive Chairman of the Board of Directors

ROY ZISAPEL
President and Chief Executive Officer

Date: June 6, 2007

A letter to the shareholders, which includes 2006 highlights and financial information, is enclosed, but is not a part of the proxy solicitation material.

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 69710, ISRAEL

_____________________

PROXY STATEMENT

_____________________

2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 par value per share (the “Ordinary Shares”) of RADWARE LTD. (“Radware”, “we” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2007 Annual General Meeting of Shareholders (the “Annual General Meeting”), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders.  The Annual General Meeting will be held on Tuesday, July 10, 2007 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel.

SOLICITATION OF PROXIES

It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.

To re-elect Mr. Roy Zisapel and to elect Mr. Herbert Anderson as Class II directors of the Company until the annual general meeting of shareholders to be held in 2010;

2.

To re-appoint the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services;

3.

To approve compensation and grant of stock options to the Executive Chairman of the Board of Directors;

4.

To approve the grant of stock options to the Chief Executive Officer of the Company; and

5.

To ratify and approve terms of procurement of directors and officers’ liability insurance policy

In addition to adopting the above resolutions, we propose that at the Annual General Meeting, we will:

6.

Present and discuss the financial statements of the Company for the year ended December 31, 2006 and the Auditors’ Report for this period; and

7.

Transact such other business as may properly come before the Annual General Meeting or any postponements or adjournments thereof.

The Company is currently not aware of any other matters that will come before the Annual General Meeting.  If any other matters come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting.  However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked.  All valid proxies received at least two hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder.  If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above.  If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification.  On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company.  Proxies are being mailed to shareholders on or about June 12, 2007 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on June 11, 2007 will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof.  On June 4, 2007, the Company had issued and outstanding 19,455,532 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Annual General Meeting.  Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together Ordinary Shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 4, 2007, the number of Ordinary Shares owned beneficially by (i) all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) all directors and officers as a group.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel	2,645,727 (1)	13.57%
Roy Zisapel	1,028,841 (2)	5.18%
P.A.W. Capital Corp.	1,011,400 (3)	5.12%
FMR Corp	1,637,300 (4)	8.42%
All directors and executive officers as a group (14 persons)	4,103,324 (5)	20.27%

(1)

Consists of 2,605,727 shares and 40,000 options which are fully vested at the date of this Annual Report.

(2)

Consists of 628,841 shares and 400,000 options which are fully vested or will be vested in the 60 days following the date of this Annual Report. In addition to the position stated in the table, Mr. Roy Zisapel is the beneficiary of a trust that, as of May 2006, the date on which the trust was established by him, held 229,142 ordinary shares.  The trust is irrevocable and is scheduled to expire in May 2008.  Mr. Zisapel does not control the trust and has limited access to information concerning activities and holdings of the trust.  He disclaims beneficial ownership of the shares held in the trust.

(3)

Includes 1,000,400 shares beneficially owned by P.A.W., Capital Corp., a Delaware corporation, and Peter W. Write, President of P.A.W. Capital Corp.

(4)

Includes shares beneficially owned by Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., as a result of acting as an investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940, shares beneficially owned by Fidelity Management Trust Company, a wholly owned subsidiary of FMR Corp., and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as a result of its serving as an investment manager of institutional accounts, and shares are held by Fidelity International Limited, an investment advisor to various investment companies, and various foreign-based subsidiaries. This information is based on FMR’s notification to the Company’s secretary dated April 26, 2007.

(5)

 Consists of 3,322,324 shares and 781,000 options which are fully vested or which will be fully vested within the next 60 days.

ITEM 1

ELECTION OF CLASS II DIRECTORS

Pursuant to the Company’s Articles of Association, the Board of Directors (other than our external directors) is divided into three classes: Class I, Class II and Class III.  Each director, when and however elected, is designated as a member of a certain class of directors.

Each director (other than our external directors or a director elected to fill a vacancy in accordance with the Articles of Association of the Company) serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected; provided, that each director in Class I will serve for a term ending on the date of the annual general meeting in 2009; each director in Class II will serve for a term ending on the date of the annual general meeting in 2007; and each director in Class III will serve for a term ending on the date of the annual general meeting in 2008.  The term of service of Mr. Roy Zisapel and Professor Liora Katzenstein, the two directors in Class II, expires on the date of this year’s Annual General Meeting. Mr. Herbert Anderson was appointed as a director after last year’s annual general meeting and was not assigned to any class.

We currently have a board of 8 directors, including two external directors. The initial term of an external director is three years and may be extended for one additional three year term. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company.   Our external directors are Mr. Zohar Gilon and Dr. Orna Berry, who were elected by our shareholders in October 2006 to serve for three-year terms ending in October 2009.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the re-election of Mr. Roy Zisapel and the election of Mr. Herbert Anderson to hold office for a term ending at the third annual general meeting following their election, i.e. until the annual general meeting held in the year 2010, and until their successors have taken office, unless their office is earlier vacated under any relevant provision of the Articles of Association of the Company. These nominees were approved and recommended to the Board of Directors by the Company’s independent directors as determined under the NASDAQ rules.

In the event such nominees are unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why the nominees, if elected, would be unable to serve as directors.  The Company does not have any understanding or agreement regarding the future election of the above nominees.

The following biographical information is supplied with respect to the persons nominated and recommended to be re-elected and elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by each nominee.

Roy Zisapel, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries.  From February 1996 to March 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd.  From July 1994 to February 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University.  Roy Zisapel is the son of Yehuda Zisapel, who is a director of the Company.

Herbert Anderson was nominated to He will be considered for election for a three year period at the Company’s annual meeting expected to be held in July 2007. our Board of Directors in January 2007. Mr. Anderson served as Corporate Vice President of Northrop Grumman Corporation and President of Northrop Grumman Information Technology until his retirement in 2004. Mr. Anderson first joined Northrop in 1984 as Vice President of Information Resources Management for the company's former B-2 division, after holding senior management positions with the Western Gear, McGraw-Edison and Eaton corporations. Mr. Anderson is a former member of the President's National Security Telecommunications Advisory Committee and of the Secretary of the Air Force Advisory Group, and a former board member of the Professional Services Council and the United Services Organization. Mr. Anderson currently serves on the Board of CACI, International. Mr. Andersen holds a B.Sc. degree in business management from the University of Wisconsin.

If elected, Mr. Herbert Anderson will be entitled to receive the compensation we pay to our other directors described below under “Executive Compensation”. Mr. Zisapel, who also serves as our President and Chief Executive Officer, receives compensation as described under “Executive Compensation” below. See also Item 4 — Approval of Option Grants to President and Chief Executive Officer, below.

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Roy Zisapel is hereby re-elected and Mr. Herbert Anderson is hereby elected to serve as a member of the Board of Directors of the Company until their successors are duly elected and qualified, in Class II, i.e., the term of their appointment shall expire at the annual general meeting for the year 2010.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the election of the said nominees.

Other Members of the Board of Directors Continuing in Office

Christopher McCleary*** has served as our Chairman of the Board of Directors since August 2006, and as a director since February 2000.  Beginning June 1, 2007, Mr. McCleary serves as our Executive Chairman. From January 2004 until May 31, 2007, Mr. McCleary was a Partner at Blue Chip Venture Company since January 2004. He was previously the founder, Chairman and CEO of Evergreen Assurance, Incorporated from January 2002 to January 2004.  During the years 2001, Mr. McCleary was non-executive Chairman of USinternetworking Inc. and served as the Chairman and Chief Executive Officer of USi from January 1998 until June 2000.  Prior to founding USi, he was the Chairman and Chief Executive Officer of DIGEX, Inc. from January 1996 to December 1997.  From October 1990 to January 1996, Mr. McCleary served as Vice President and General Manager for Satellite Telephone Service at American Mobile Satellite Corporation, a satellite communications company.  Mr. McCleary currently serves as Chairman and a director of JackBe, Inc. and chairman and a director of SaaS Capital, Inc.  He also serves on the Board of The State of Maryland Venture Fund and the City of Baltimore Emerging Technology Center. Mr. McCleary has a Bachelor of General Studies from the University of Kentucky.

Yehuda Zisapel*, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors until August 2006.  In addition, Mr. Zisapel serves as a director of Radware Inc.  Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel, Chairman of the Board of Directors of RIT Technologies Ltd., and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. Mr. Zisapel has a B.Sc. and an M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University.  Yehuda Zisapel is the father of Roy Zisapel director, President and Chief Executive Officer of the Company.

Prof. Liora Katzenstein** has served as a director since January 2001 and her term expires at the date of this Annual General Meeting.  In 1996 Prof. Katzenstein founded and has since served as President of ISEMI – Israel School of Entrepreneurial Management and Innovation (Part of Swinburne University of Technology’s (Australia) Graduate School of Entrepreneurship).  Prof. Katzenstein also lectured in Business Administration at the Harvard Business School, Tel Aviv University, Nanyang Technological University (Singapore), the Technion, Israel Institute of Technology and in the Israeli Management Center.  From 1995 to 1996, Prof. Katzenstein was an Associate Dean at TISOM – Tel Aviv International School of Business, and from 1992 to 1995 she was a Senior Lecturer at the Tel Aviv University Recanati Graduate School of Business Administration.  Prof. Katzenstein also serves as a director in RiT Technologies Ltd., Polysac Ltd., Palafric Investments Ltd., Clal Insurance Company and Degem Systems Ltd. Prof. Katzenstein has a ‘License’ and a Ph.D. in International Economics from the Graduate Institute of International Studies, University of Geneva, and an MALD in Law and Diplomacy from the Fletcher School of Law and Diplomacy, Tufts University.

Dr. Hagen Hultzsch*** has served as a director since January, 2005. Dr. Hultzsch served on the Board of Management of Deutsche Telekom AG from 1993 until 2001. Since 2001, Dr. Hultzsch has served on the Boards or Advisory Boards of several companies and academic institutions. Dr. Hultzsch serves as a Board Member of the following companies: TranSwitch Corporation Inc., SCM-Microsystems Inc. and RIT Ltd. and he is a member of the advisory boards of several private and public technology companies. Dr. Hultzsch holds a PhD. from Mainz University.

Zohar Gilon**** has served as a director since October 2006. Mr. Gilon serves as a General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the United States.  From 1993 until 1995, Mr. Gilon served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad.  Currently, Mr. Gilon serves as a director of the following companies: RADCom Ltd., Orsense Ltd., Wisair Ltd., Oberon Media Inc., Axerra Networks, Inc., Syncho Ltd., PayoneerInc. and RADVentures, an investment fund for RAD Data Communications employees. Mr. Gilon holds a B.Sc. degree in electrical engineering from the Technion, Israel Institute of Technology, and an M.B.A. degree from Tel Aviv University.

Dr. Orna Berry**** has served as a director since October 2006. Dr Berry has been a Venture Partner in Gemini Israel funds since  August 2000. Since December 2005, she has served as the Chairperson of Prime Sense Ltd., and  since January 2005, as the Chairperson of Adamind Ltd., a UK public company. Dr. Berry is a member of the European Union Research Advisory Board (EURAB) and a member of the Association of Computing Machines’ (ACM) task force on job migration and globalization (TFJM). From 1997 to 2000 she acted as Chief Scientist and Director of the Industrial R&D Administration of the Ministry of Industry, Trade and Labor of the Government of Israel. In 1993 she co-founded ORNET Data Communication Technologies Ltd. and served as co-president of ORNET until 1997. Dr. Berry holds a Ph.D. in computer science from the University of Southern California, and M.A. and B.A. degrees in statistics and mathematics from Tel Aviv University and Haifa University, respectively. Currently, she serves as a director of the following companies:  Aladdin Knowledge Systems Ltd., Poalim Capital Markets, Mer Telemanagement Solutions Ltd., Commtouch Software Ltd and Prime Sense Ltd.

_______________________

* Member of Class I

** Member of Class II

*** Member of Class III

**** External Director, as defined in the Israeli Companies Law

Board Meeting and Committees

During 2006, the Board of Directors held 8 Board meetings. The Board of Directors has an Audit Committee, which is comprised of Mr. Zohar Gilon, Dr. Orna Berry and Prof. Liora Katzenstein (the latter, whose term as a Board member expires at the date of the Annual General Meeting and who will be replaced by Herbert Anderson), all of whom qualify as independent directors, as determined under the NASDAQ rules. The Audit Committee exercises the powers of the Board of Directors with respect to the Company’s accounting, reporting and financial control practices.  Our Board of Directors has determined that Mr. Zohar Gilon, a member of our Audit Committee, is an “audit committee financial expert” under the rules of the Securities and Exchange Commission and NASDAQ, and has determined that all members of the Audit Committee qualify as “independent” as this term is defined in the NASDAQ Listing Standards.  During 2006, our Audit Committee held 5 meetings.

The Board of Directors also has a Compensation Committee, which is comprised of Dr. Hagen Hultzsch and Dr. Orna Berry. The Compensation Committee is authorized to make decisions regarding executive compensation and administers the Company’s share option plans. Our board of directors has determined that all members of the Compensation Committee are “independent” as this term is defined in the NASDAQ Listing Standards.  During 2006, our Compensation Committee held 5 meetings.

Executive Compensation

The aggregate direct compensation paid to or accrued for the account of all directors and executive officers as a group during the 2006 fiscal year was $1,662,000.  This amount includes officers’ compensation, amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, amounts expended by the Company for automobiles made available to its officers and expenses (including business association dues and expenses) for which officers were reimbursed, as well as Board of Directors fees, which include a retainer fee of $20,000 per annum, an attendance fee for participation in a meeting in person outside the director’s country of residence, and an annual fee of $5,000 per annum for chairing a committee.

The total number of options granted to officers and directors of the Company during 2006 as a group was 240,500 at an average exercise price of $15.64.

As previously approved by the shareholders on October 4, 2006, each of the Company’s non-employee directors is entitled to a grant of options under our stock option plans to purchase 10,000 Ordinary Shares for each year in which such non-employee director holds office. The options will be granted for three (3) years in advance, and therefore every director receives an initial grant of options to purchase 30,000 Ordinary Shares, which vest over a period of three years, with a third (10,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on such date. The grant is made on the date of the director’s election, and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 30,000 Ordinary Shares, subject to the vesting schedule described above,  will be made on the date of each annual meeting in which such director is re-elected. The exercise price of all options shall be equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., an exercise price equal to the market price of our Ordinary Shares on the date of the annual meeting approving the election or reelection of a director).

The Chief Executive Officer’s compensation includes base salary in NIS equivalent to $200,000 per annum and, effective as of the year 2007, an annual bonus of up to $100,000, subject to achievement of certain milestones to be determined by the Compensation Committee and approved by the Audit Committee and the Board of Directors before the beginning of each year. His last option grant consisted of 400,000 options in 2003. See also Item 4.

ITEM 2

RE-APPOINTMENT OF AUDITORS

At the Annual General Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders.  They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants.  The Board of Directors believes that such limited non-audit function does not affect the independence of Kost, Forer, Gabbay & Kasierer.  A representative of the auditors will be present at the Annual General Meeting and will be available to respond to appropriate questions from shareholders.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to the year 2006, we paid Kost, Forer, Gabbay & Kasierer approximately $128,000 for auditing and audit related services and $7,000 for tax related services.

We propose that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual Shareholders Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

ITEM 3

APPROVAL OF COMPENSATION AND GRANT OF STOCK OPTIONS

TO THE EXECUTIVE CHAIRMAN OF THE BOARD

Mr. Christopher McCleary has served as a member of our Board of Directors since February 2000. On August 6, 2006, the Board of Directors elected Mr. McCleary to serve as Chairman of the Board of Directors. To that end, the Compensation Committee determined to enter into an agreement with Mr. McCleary whereby (1) he will undertake to serve as our Chairman and, in such role commit at least 10 hours per month to the Company’s affairs; and (2) in consideration for his services, he will receive, in addition to his compensation as a non-employee director (see Item 1 – Election of Class II Directors - Executive Compensation, above), (a) an annual fee of $20,000 and (b) a one-time grant of options to purchase 30,000 Ordinary Shares, which shall vest over a period of three years, with a third (10,000) to vest upon each anniversary of service starting with August 31, 2006, provided that Mr. McCleary still serves on the Company’s Board of Directors on such date. The exercise price of the options was the fair market value of the Ordinary Shares on the date of the 2006 shareholder meeting (October 4, 2006). The agreement was approved by the shareholders at the meeting held on October 4, 2006.

On May 8, 2007, following the recommendation and approval of the Compensation Committee and the Audit Committee, the Company’s Board of Directors approved an agreement with Mr. McCleary pursuant to which Mr. McCleary will serve as an Executive Chairman of the Company in a full-time capacity, as of June 1, 2007, and in such role he will report to the Board of Directors and work closely with the Chief Executive Officer and other members of the senior management team. The Executive Chairman’s roles and responsibilities include: (i) developing and overseeing the Company’s long-term strategic plan; (ii) developing and enhancing relationships with investors, analysts, media, key customers and partners; (iii) leading the Board of Directors; and (iv) undertaking special projects as agreed upon by the Board of Directors or the Chief Executive Officer. In consideration for his services, Mr. McCleary will be entitled to:

•

an annual salary of $395,000 (which replaces the salary of $40,000 paid to him in his previous position as a non-Executive Chairman);

•

a one-time grant of options to purchase 460,000 Ordinary Shares, which shall vest after three years of service as Executive Chairman (unless accelerated in the event of change of control or termination without cause), and shall expire 12 months after vesting. The exercise price of the options will be equal to the fair market value of the Ordinary Shares as of the date of the Annual General Meeting (i.e., the share’s closing price on NASDAQ on July 9, 2007); and

•

 additional standard company benefits, which include medical and life insurance, paid vacation of 4 weeks per year, car allowance and expense reimbursement.

Since Mr. McCleary is a director of the Company, his compensation requires the approval of the Audit Committee, Board of Directors and shareholders, in accordance with the Companies Law. As noted above, the Audit Committee and Board of Directors have approved his compensation.

We propose that at the Annual General Meeting, the following resolution will be adopted:

“RESOLVED, that the terms of compensation of, including grant of stock options to, Mr. Christopher McCleary, the Executive Chairman of the Board of Directors of the Company, as described in the Company’s Proxy Statement dated June 5, 2007, be, and the same hereby is, approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on the matter, is required for the approval of the matter.

The Board of Directors (excluding Mr. McCleary) recommends a vote FOR the approval of the proposed resolution.

ITEM 4

APPROVAL OF OPTION GRANTS TO THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

The Company’s success depends to a significant extent on the performance of its President and Chief Executive Officer, Mr. Roy Zisapel. In recognition of the importance of Mr. Roy Zisapel to the Company, the Board of Directors (with Mr. Roy Zisapel and Mr. Yehuda Zisapel abstaining) has approved, after receipt of a recommendation and approval by the Compensation Committee and the Audit Committee and subject to the approval of the shareholders of the Company, the grant of options to purchase 400,000 Ordinary Shares to be vested over a period of 4 years, at an exercise price equal to the fair market value of the Ordinary Shares as of the date of the Annual General Meeting (i.e., the share’s closing price on NASDAQ on  July 9, 2007). For details about Mr. Roy Zisapel’s current compensation, see Item 1.

Since Mr. Roy Zisapel is a director of the Company, this option grant requires the approval of the Audit Committee, Board of Directors and shareholders, in accordance with the Companies Law. The Audit Committee and Board of Directors approved this grant.

We propose that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the grant of options to purchase 400,000 Ordinary Shares to Mr. Roy Zisapel, the Company’s President and Chief Executive Officer, as described in the Company’s Proxy Statement dated June 5, 2007 be, and the same hereby, is approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on the matter, is required for the approval of the matter.

The Board of Directors (excluding Mr. Roy Zisapel and Mr. Yehuda Zisapel) recommends a vote FOR the approval of the proposed resolution.

ITEM 5

APPROVAL OF THE COMPANY’S DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Companies Law and the Company’s Articles of Association authorize the Company, subject to the requisite corporate approvals, to purchase an insurance policy for the benefit of its officers and directors for liability of certain acts or omissions committed while serving in their respective capacities as officers or directors.

The Companies Law provides that a company may not enter into an insurance policy that would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had reasonable grounds to believe that such act would not prejudice the interests of the Company and is otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly; (c) an act or omission done with the intent to unlawfully recognize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

Under the Israeli Companies Law, the insurance of directors requires the approval of our Audit Committee, followed by our Board of Directors and then followed by our shareholders.

Following approval by our Audit Committee and Board of Directors, we purchased  (1) Directors’ and Officers’ Liability Insurance Policy from AIG for the period commencing on November 1, 2006 and ending on October 31, 2007 with aggregate coverage of $5,000,000; premium of $73,000 per annum (compared to $85,000 in 2006 and $119,000 in 2005); and the Company’s contribution for each securities claim under the policy is $250,000 and (2) a “Side A Excess Liability” Insurance Policy from Axis Specialty Europe Limited, to cover excess claims up to an aggregate coverage of $5,000,000, for an annual premium of $50,000 (together, the “2006-7 D&O Policy”). The shareholders are being asked to ratify and approve the purchase by the Company of the 2006-7 D&O Policy. Our Audit Committee and Board of Directors also approved, subject to shareholder approval, any renewal, extension of such insurance policy (including Side A Excess Liability) and/or purchase of a new policy (from any insurer(s)) for the benefit of all directors and officers of the Company that may serve from time to time; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors; (ii) the annual aggregate premium not exceeding 115% of the previous year’s aggregate premium, and (iii)  nonoccurrence for periods after November 1, 2012, without further shareholder approval.

We propose that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the purchase of a Directors’ and Officers’ Liability Insurance Policy for the period commencing on November 1, 2006 and ending on October 31, 2007, including “Side A Excess Liability” Insurance Policy, for the benefit of all of the directors of the Company that may serve from time to time as described in the Company’s Proxy Statement dated June 5, 2007, is hereby approved; and

RESOLVED FURTHER, that any renewal, extension and/or purchase (from any insurer(s)) of a new directors and officers’ liability insurance policy (including Side A Excess Liability) in respect of all directors of the Company, who may serve the Company from time to time, is hereby approved; and that the management of the Company be, and it is hereby is, authorized and directed to negotiate and execute in the name and on behalf of the Company, contracts for such renewal, extension and/or purchase of insurance, upon the terms and conditions so negotiated; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors; (ii) the annual aggregate premium not exceeding 115% of the previous year’s aggregate premium,  and (iii) nonoccurrence for periods after November 1, 2012, without further shareholder approval; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any renewal and/or extension and/or the purchase of any such insurance policy in accordance with these resolutions.

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

ITEM 6

REVIEW OF
FINANCIAL STATEMENTS AND AUDITOR’S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2006 and the related auditor’s report in respect thereof will be presented and discussed.

Our auditors’ report, consolidated financial statements, and our annual report on Form 20-F for the year ending December 31, 2006 (filed with the Securities and Exchange Commission on June 5, 2007), may be viewed on our website – www.radware.com- or through the  Securities and Exchange Commission website at www.sec.gov. None of the auditors’ report, the consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

COPIES OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F  FOR THE YEAR ENDED DECEMBER 31, 2006, WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 69710, ISRAEL, ATTENTION: MEIR MOSHE, CFO.

ITEM 7

OTHER BUSINESS

Management currently knows of no other business to be transacted at the Annual General Meeting, other than as set forth in the Notice of 2007 Annual General Meeting of Shareholders; but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

    CHRISTOPHER MCCLEARY

Executive Chairman of the Board of Directors

ROY ZISAPEL

President and Chief Executive Officer

Dated:  June 6, 2007